SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 3)1

Varsity Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92228110 (CUSIP Number)

March 1, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G
CUSIP No. 92228110		Page 2 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only). Mayfield IX, a Delaware Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,834,789 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,834,789

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,834,789

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person PN

13G
CUSIP No. 92228110		Page 3 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only). Mayfield IX Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,931,357 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,931,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,931,357

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person OO

13G
CUSIP No. 92228110		Page 4 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only). Mayfield Associates Fund IV, a Delaware Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 96,568 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 96,568

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,568

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6%

12.	Type of Reporting Person PN

13G

CUSIP No. 92228110	Page 5 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Yogen K. Dalal

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,176,894 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,176,894

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,894

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person IN

13G

CUSIP No. 92228110	Page 6 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) F. Gibson Myers, Jr.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,931,357 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,931,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,931,357

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person IN

13G

CUSIP No. 92228110	Page 7 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Kevin A. Fong

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,176,894 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,176,894

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,894

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person IN

13G

CUSIP No. 92228110	Page 8 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) William D. Unger

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,176,894 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,176,894

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,894

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person IN

13G

CUSIP No. 92228110	Page 9 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Wendell G. Van Auken, III

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 2,176,894 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,176,894

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,176,894

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 13.1%

12.	Type of Reporting Person IN

CUSIP No. 92228110	13G	Page 10 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) A. Grant Heidrich, III

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power -0- 6. Shared Voting Power 1,931,357 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 1,931,357

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,931,357

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row (9) 11.6%

12.	Type of Reporting Person IN

CUSIP No. 92228110	13G	Page 11 of 17 pages.

1.	Name of Reporting Person I.R.S. Identification No. of Above Persons (Entities Only) Allen L. Morgan

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  5.    Sole Voting Power

                334,107 (includes options to purchase 66,667 shares exercisable within 60 days of the date hereof.)

  6.    Shared Voting Power

                -0-

  7.    Sole Dispositive Power

                334,107 (includes options to purchase 66,667 shares exercisable within 60 days of the date hereof.)

  8.    Shared Dispositive Power

                -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 334,107 (includes options to purchase 66,667 shares exercisable within 60 days of the date hereof.)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Excludes options representing 13,333 shares which will vest at the rate of 6,667 shares per month beginning May 26, 2004.[1] ☒

11.	Percent of Class Represented by Amount in Row (9) 2.0%

12.	Type of Reporting Person IN

[1]	Mr. Morgan is a nonmanaging member of Mayfield IX Manangement, and he disclaims beneficial ownership of shares held directly by Matfield IX Associates Fund IV.

Item 1.	(a)	Name of Issuer:

Varsity Group Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

1850 “M” Street, Suite 1150 Washington, DC 20036

Item 2.	(a)	Name of Persons Filing:

Mayfield IX, a Delaware Limited Partnership

Mayfield IX Management, L.L.C.

Mayfield Associates Fund IV, a Delaware Limited Partnership

Yogen K. Dalal

F. Gibson Myers, Jr.

Kevin A. Fong

William D. Unger

Wendell G. Van Auken, III

A. Grant Heidrich, III

Allen L. Morgan

	(b)	Address of Principal Business Office:

c/o Mayfield Fund 2800 Sand Hill Road, Suite 250 Menlo Park, CA 94025

	(c)	Citizenship:

Mayfield IX and Mayfield Associates Fund IV are Delaware limited partnerships.

Mayfield IX Management, L.L.C. is a Delaware limited liability company.

The individuals listed in Item 2(a) are U.S. citizens.

Page 12 of 17 pages.

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

92228110

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership.

The information regarding ownership as set forth in Items 5-9 of Pages 2-13 hereto, is hereby incorporated by reference.

For a summary of total ownership by all Reporting Persons, see Exhibit 3 hereto.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Page 13 of 17 pages.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2004

MAYFIELD IX A Delaware Limited Partnership

By:	Mayfield IX Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck

James T. Beck, Authorized Signatory

MAYFIELD IX MANAGEMENT, L.L.C.

By:	/s/ James T. Beck

James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND IV A Delaware Limited Partnership

By:	Mayfield IX Management, L.L.C. Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

YOGEN K. DALAL

By:	/s/ James T. Beck

James T. Beck, Attorney In Fact

F. GIBSON MYERS, JR.

By:	/s/ James T. Beck

James T. Beck, Attorney In Fact

KEVIN A. FONG

By:	/s/ James T. Beck

James T. Beck, Attorney In Fact

Page 14 of 17 pages.

WILLIAM D. UNGER

By:	/s/ James T. Beck

James T. Beck, Attorney In Fact

WENDELL G. VAN AUKEN, III

By:	/s/ James T. Beck

James T. Beck, Attorney In Fact

A. GRANT HEIDRICH, III

By:	/s/ James T. Beck

James T. Beck, Attorney In Fact

ALLEN L. MORGAN

By:	/s/ James T. Beck

James T. Beck, Attorney In Fact

Page 15 of 17 pages.

EXHIBIT INDEX

Exhibit 1—“JOINT FILING AGREEMENT” is hereby incorporated by reference to Exhibit 1 to the Statement on Schedule 13G dated February 13, 2001.

Exhibit 2—“POWERS OF ATTORNEY” is hereby incorporated by reference to Exhibit 2 to the Statement on Schedule 13G dated February 13, 2001.

Exhibit 3—OWNERSHIP SUMMARY

Page 16 of 17 pages